Room 4561

February 27, 2008

Jiang Huai Lin
President and Chief Executive Officer
China Public Security Technology, Inc.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People's Republic of China 518040

> **Re:** **China Public Security Technology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 20, 2008**
> **File No. 333-132119**

Dear Mr. Lin:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ratification of 2007 Equity Incentive Plan, page 7

1.   Please revise your disclosure to include all of the information required by Item 10 of Schedule 14A, which is applicable to Schedule 14C by operation of Item 1 of Schedule 14C. We note in particular that you do not appear to have provided the table of new plan benefits required by that item. You also do not appear to have included the disclosure required by Item 10(b)(2).

Change in Our State of Incorporation from Florida to Nevada

(a) Change in Capitalization, page 13

2.   We note that as a result of your reincorporation, your Company's authorized shares of common stock will increase by 125,000,000 shares. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

3.   We note your disclosure regarding the possible anti-takeover effects of the increase in your authorized shares. Please expand your disclosure to discuss other anti-takeover mechanisms that may be present in your proposed new governing documents or under Nevada law and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. We note, for example, the proposed change in your governing documents regarding removal of directors. Please refer to Release No. 34-15230 for more guidance.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not

> foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel